**Mail Stop 6010**
Via Facsimile and U.S. Mail

January 18, 2008

Mr. Jeffrey W. Henderson
Chief Financial Officer
Cardinal Health, Inc.
7000 Cardinal Place
Dublin, OH  43017

> **Re: Cardinal Health, Inc.**
> **Form 10-K for the year ended June 30, 2005, filed September 12, 2005**
> **Form 8-K/A No. 2 Dated April 26, 2007, filed June 15, 2007**
> **File No. 1-11373**

Dear Mr. Henderson:

     We have read your November 27, 2007 response to our October 3, 2007 letter, and on January 10, 2008, representatives of the Company and members of the SEC staff held a conference call to further discuss your response.  Our comments below relate to the response and the conference call and ask you to confirm information that we were told on the conference call.

**April 26, 2007 Form 8-K/A (Amendment No. 2)**

Exhibit 99.01
Item 7: Management's Discussion and Analysis of Financial Condition and Results of Operations – Results of Operations
Bulk and Non-Bulk Customers, page 9

1. Regarding your response to our prior comment 1.a., please confirm to us consistent with what you told us in the conference call:

   - That you apply the accounting described in your response to each of the three product classifications (i.e. branded, generics and consumer health) within Core Distribution Facilities including tracking/reversing price appreciation and use a separate "contra inventory account" for each of the three product classifications.

- That you do not recognize fees from manufacturers (including the inflation-based component) until the point in time that they are earned and you are entitled to payment notwithstanding your response regarding Issue 2 of EITF Issue 02-16 that appears to infer that you may recognize them at some earlier point.

2. Please refer to your disclosure about distribution service agreement and other vendor fees under Note 1 of Summary of Significant Accounting Policies in your financial statements included in your June 30, 2007 Form 10-K.  Please provide us proposed disclosure that you will include in your future filings to clarify your policy that, as you have indicated in your response to prior comment 1.a. and clarified in the conference call, you recognize these fees when earned as a reduction in the carrying value of your inventory that generated the fees and characterize them as reduction of cost of products sold in your statements of earnings when that inventory is sold.

3. Regarding your response to our prior comment 1.b., please confirm to us consistent with what you told us in the conference call:

   - That the analysis done in Annex A actually compares your inventory turns method to a FIFO cost flow method even though the FIFO cost flow method in Annex A is labeled "Average Cost (Specific ID Method)."

   - That, notwithstanding the analysis in Annex A, replacement cost of your inventory based on your inventory turns method approximates in all material respects the replacement cost computed using an average cost method for each reporting period.

4.  Regarding your response to our prior comment 1.c., please confirm to us consistent with what you told us in the conference call that the response applies to each of the three product classifications within Core Distribution Facilities:

<p style="text-align:center">*   *   *   *</p>

Please provide us the information requested within 10 business days or tell us when you will provide us with a response.  Please furnish a cover letter with your response that keys your response to our comments.  Detailed cover letters greatly facilitate our review.  Please furnish your letter on EDGAR under the form type label CORRESP. We may have further information after reviewing your letter.

You may contact Lisa Vanjoske, Assistant Chief Accountant, at 202-551-3614 if you have questions regarding the comments.  In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,


Jim B. Rosenberg
Senior Assistant Chief Accountant